SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Chestatee Bancshares, Inc.
(Name of Issuer)

Chestatee Bancshares, Inc.

Ralph Millard Bowen	J. Philip Hester, Sr.
Marcus C. Byrd, Jr. James M. Curry	Bruce T. Howard David E. Johnson
Glennon C. Grogan	Deborah F. McLeod
James H. Grogan Andrew M. Head	William A. McRae Kim M. Mills
(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

__________________________________________
(CUSIP Number of Class of Securities)

J. Philip Hester, Sr.
President and Chief Executive Officer
Chestatee Bancshares, Inc.
6639 Highway 53 East
Dawsonville, Georgia 30534
(706) 216-2265
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:

Edward H. Brown, Esq. Epstein, Becker & Green, P.C. 945 East Paces Ferry Road Suite 2700 Atlanta, Georgia 30326 (404) 923-9000	Robert D. Klingler, Esq. Powell Goldstein LLP One Atlantic Center - Fourteenth Floor 1201 West Peachtree Street NW Atlanta, Georgia 30309 (404) 572-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$ 4,874,573	$ 149.65

*
For purposes of calculating the fee only. This amount assumes 572,133 shares of common stock of the subject company will be exchanged for 572,133 shares of Class A Preferred Stock or Class B Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2007, which was $8.52 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$149.65	Filing Party:	Chestatee Bancshares, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	October 19, 2007

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Chestatee Bancshares, Inc. (“Chestatee” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 2,200 shares into the Company’s Class A Preferred Stock and the Company’s Class B Preferred Stock. Holders of record of between 441 and 2,199 shares of common stock will have such shares reclassified as Class A Preferred Stock, while holders of record of fewer than 441 have such shares reclassified as Class B Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the section of Exhibit 1 entitled “MARKET PRICE OF CHESTATEE BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION.” The Telephone number is (706) 216-2265.

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Chestatee Bancshares, Inc., 6639 Highway 53 East Dawsonville, Georgia 30534, telephone (706) 216-2265. Each filing person is a citizen of the United States and, except for James M. Curry and Deborah F. McLeod, is a director of the Company. J. Philip Hester, Sr. is also the President and Chief Executive Officer of the Company, James M. Curry is an Executive Vice President of the Company, and Deborah F. McLeod is the Company’s Chief Financial Officer and an Executive Vice President. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS - Overview of the Amendments to Our Articles of Incorporation and the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification, - Purpose and Structure of the Reclassification, - Effects of the Reclassification on Chestatee Bancshares, - Effects of the Reclassification on Shareholders of Chestatee Bancshares, - Material Federal Income Tax Consequences of the Reclassification, - Dissenters’ Rights, and - Accounting Treatment,” and “DESCRIPTION OF CAPITAL STOCK - Common Stock, - Preferred Stock, - Class A Preferred Stock, and - Class B Preferred Stock.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Class A Preferred Stock or Class B Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Chestatee or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Chestatee or any subsidiary;

(3)	any material change in Chestatee’s present dividend rate or policy or in its indebtedness or capitalization;

(4)
any change in Chestatee’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Chestatee ’s corporate structure or business;

(6)
any class of Chestatee ’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
except as disclosed in response to Item 7 relating to the prospective termination of registration of the Chestatee common stock under the Exchange Act, any class of Chestatee’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Chestatee’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS - Overview of the Amendments to Our Articles of Incorporation and the Reclassification, - Background of the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification, - Purpose and Structure of the Reclassification, - Effects of the Reclassification on Chestatee Bancshares, - Effects of the Reclassification on Shareholders of Chestatee Bancshares, and - Material Federal Income Tax Consequences of the Reclassification.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and - Our Position as to the Fairness of the Reclassification.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and - Our Position as to the Fairness of the Reclassification” and “OTHER MATTERS - Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS - Financing of the Reclassification and - Fees and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A Articles of Amendment to the Articles of Incorporation

Appendix B Georgia Dissenters’ Rights Statute

(Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-30273)

SIGNATURES & POWER OF ATTORNEY

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008	CHESTATEE BANCSHARES, INC.

	By:	/s/ J. Philip Hester, Sr.
J. Philip Hester, Sr.
President and Chief Executive Officer

Date: February 7, 2008	OTHER FILING PERSONS:

* Ralph Millard Bowen

* Marcus C. Byrd, Jr.

* James M. Curry

* Glennon C. Grogan

* James H. Grogan

* Andrew M. Head

/s/ J. Philip Hester, Sr. J. Philip Hester, Sr.

* Bruce T. Howard

* David E. Johnson

* Deborah F. McLeod

* William A. McRae

* Kim M. Mills

* By: /s/ Philip Hester, Sr., as Attorney-in-Fact

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A Articles of Amendment to the Articles of Incorporation

Appendix B Georgia Dissenters’ Rights Statute

(Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-30273.)